A2Z Smart Technologies appoints ex-NCR Senior Executive as CEO of its subsidiary Cust2Mate Ltd.

TEL AVIV, ISRAEL / ACCESSWIRE / February 17, 2021 / A2Z Smart Technologies Corp. ("A2Z" or the "Company") (TSXV:AZ)(OTCQB: AAZZF), an innovative technology company specializing in state-of-the-art automation and electronics technology, is pleased to announce the appointment of Mr. Rafael Yam as Chief Executive Officer of its subsidiary Cust2Mate Ltd. ("**Cust2Mate**")

Mr. Yam was head of NCR (NCR Corp NYSE:NCR) Israel BU, a role he has excelled in from 2015 until present. Previously, Mr. Yam served as the executive account manager of the Nordics and Baltics region for NCR.

Prior to his position at NCR, Mr. Yam served for three years as Regional Sales Manager and Business Developer in the Nordics and Baltics region at Retalix Ltd. which was acquired by NCR in 2012 for $650 million

Earlier in his career, Mr. Yam held senior sales and marketing positions at companies in the homeland security sector including SonoicLynx and G-Nius Unmanned Ground Systems.

Mr. Yam holds a Bachelor's Degree in Computer Science from the College of Management and an MBA from Bar Ilan University, Majoring in Marketing.

As the Chief Executive Officer of Cust2mate, Mr. Yam will be responsible for transforming Cust2Mate from a R&D technology orientated company to a world leading solutions provider for the retail grocery space. The necessary steps will include:

- Setting up a robust operations team to market Cust2Mate products worldwide.
- Utilizing industry expertise to introduce Cust2Mate to leading retailers around the world.
- Establishing a mass manufacturing system for the deployment of Cust2Mates Smart Carts.
- Creating a strong corporate structure and culture, with a view to optimizing Cust2Mate's current position as one of the only vendors with a fully deployed commercial systems for smart shopping carts.
- Guiding continuing product development, including adaptation for new markets.

Mr. Yam will take up his position as CEO of Cust2Mate on the February 21, 2021.

Joseph Bentzur, the CEO of A2Z said: *"We are honored to welcome such a high end executive to the position of CEO of Cust2Mate. His network and in depth knowledge of the business is an asset that will be a huge benefit in the global rollout of our game changing products. His willingness to leave such a well recognized blue chip company and to head up our Cust2mate business is a testament to our products and to our business potential. I am confident that with his proven management skills and unmatched experience in the retail technologies sector, he is the ideal person to lead the process of transforming Cust2Mate into a world leading products company. We believe that we have developed a revolutionary product and under Mr. Yam's leadership Cust2Mate is set to become a significant world player in the retail sector.*

About Cust2mate:

Cust2Mate provides retail advanced solutions, in particular for large grocery stores, supermarkets and retail stores. Its primary product is a smart cart which enables shoppers to checkout automatically without having to pass through the cashier, without the need to unload and reload their purchases by simply allowing the customer to "Pick & Go".

Disclaimer: The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

SOURCE: A2Z Smart Technologies Corp.